EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

The Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that the employment contract entered into between the Company and Ms. Hwei-Chung Shao as Chief Actuary of the Company came to an end on 29 February 2012. The Company is actively attending to the appointment procedures of the new Chief Actuary.

The Board would like to express its sincere gratitude to Ms. Hwei-Chung Shao for her contributions to the Company during her term of service.

By Order of the Board

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

Hong Kong, 2 March 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh